UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NATURAL HEALTH TRENDS CORP.
(Name of Subject Company (issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of classes of securities)
63888P406
(CUSIP number of common stock)
Chris Sharng
President
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234
(972) 241-4080
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With copies to:

Gary C. Wallace, Esq.	John B. McKnight, Esq.
Natural Health Trends Corp.	Locke Liddell & Sapp LLP
2050 Diplomat Drive	2200 Ross Avenue,
Dallas, Texas 75234	Suite 2200
(972) 241-4080	Dallas, Texas 75201
(214) 740-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$751,800	$23.08*
*	Previously paid.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2007, amends and supplements the Tender Offer Statement on Schedule TO dated May 25, 2007 (the “Initial Statement”), and relates to an offer by Natural Health Trends Corp., a Delaware corporation (“NHTC”), to certain holders of outstanding options to purchase its Common Stock that have a per share exercise price of the greater of U.S. $9.00 and the closing sale price of its Common Stock reported on the Nasdaq Global Market on June 25, 2007, to exchange such options for shares of restricted stock granted under NHTC’s 2007 Equity Incentive Plan as set forth under the Offer to Exchange Restricted Stock for Certain Outstanding Stock Options dated May 25, 2007 (the “Offer to Exchange”) and upon the terms and subject to the conditions described in the Offer to Exchange attached thereto as Exhibit (a)(1)(A). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Exchange.
This Amendment No. 1 is made to report the results of the Offer to Exchange.
The Initial Statement is hereby amended and supplemented by including the following:
“The offering period expired at 9:00 p.m., U.S. Central Time, on June 25, 2007. Pursuant to the Offer to Exchange, NHTC has accepted for cancellation options to purchase an aggregate of 499,124 shares of NHTC’s Common Stock. We will enter into Restricted Stock Agreements with each participating employee.”
This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURAL HEALTH TRENDS CORP.
/s/ Chris Sharng
Chris Sharng
President

Date: June 26, 2007